UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

The unaudited condensed consolidated financial statements of PEMEX as of December 31, 2007 and March 30, 2008 and for the three months ended March 31, 2007 and March 31, 2008 set forth below amend and restate the unaudited condensed consolidated financial statements of PEMEX as of December 31, 2007 and March 30, 2008 and for the three months ended March 31, 2007 and March 31, 2008 furnished to the SEC on Form 6-K on June 4, 2008.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007 AND

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007 AND

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS OF

MARCH 31, 2008 AND DECEMBER 31, 2007

(in thousands of Mexican pesos and in the case of December 31, 2007 at purchasing power as of December 31, 2007)

		2008		2007
		(unaudited)		(audited)
Current assets
Cash and cash equivalents (note 4)	Ps.	118,177,716	Ps.	170,997,240
Accounts receivable, net (note 5)		172,976,742		164,420,411
Inventories, net (note 6)		99,070,126		93,143,136
Total Current assets		390,224,584		428,560,787
Investments in shares		30,945,873		33,063,354
Property, plant and equipment, net (note 7)		815,380,527		793,845,453
Intangible asset from labor obligations		-		72,008,835
Other assets		10,629,496		2,802,177
Total assets	Ps.	1,247,180,480	Ps.	1,330,280,606

Short-term liabilities:
Short-term debt	Ps.	90,602,440	Ps.	76,050,128
Suppliers		26,484,387		35,138,344
Other accounts payable		34,986,303		31,682,025
Taxes payable		83,124,674		146,593,355
Total short-term liabilities		235,197,804		289,463,852

Long-term liabilities:
Long-term debt (note 8)		413,589,621		424,828,472
Reserve for labor obligations		425,621,513		528,201,272
Reserve for abandonment and dismantling, provisions, diverse credits and others		53,626,110		31,467,252
Deferred taxes		6,479,922		6,411,897
Long-term liabilities		899,317,166		990,908,893
Total liabilities		1,134,514,970		1,280,372,745

Equity:
Certificates of contributions “A”		96,957,993		96,957,993
Federal Government increase in equity of Subsidary Entities		147,264,289		144,457,629
Surplus in restatement of equity		-		178,531,795
Effect in equity from labor obligations		-		(51,759,539)
Derivative Financial instruments		3,241,003		(1,105,629)
Accumulated Results:
From prior years		(138,050,524)		(298,866,819)
Net income (loss) for the three-month period and year		3,252,749		(18,307,569)
Total equity		112,665,510		49,907,861
Total liabilities and equity	Ps.	1,247,180,480	Ps.	1,330,280,606

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007)

		2008		2007
		(unaudited)		(unaudited)

Net sales:
Domestic	Ps.	163,482,970	Ps.	135,915,618
Exports		157,695,119		106,616,557
Services income		285,202		270,640

		321,463,291		242,802,815
Cost of sales		123,581,982		90,550,125

Gross income		197,881,309		152,252,690

General expenses:
Transportation and Distribution expenses		7,808,633		6,060,496
Administrative expenses		19,897,258		12,612,853

Total general expenses		27,705,891		18,673,349

Operating income		170,175,418		133,579,341

Other income, net		(35,873,108)		(5,243,412)

Comprehensive financing result, net		894,604		10,511,977

Participation in results of subsidiaries and associates		259,481		980,296

Income before taxes and duties		204,894,441		127,330,480

Taxes and duties		201,641,692		137,759,032

Net income (loss)	Ps.	3,252,749	Ps.	(10,428,552)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008

(in thousands of Mexican pesos)

		2008
		(unaudited)
Operating activities
Net income before taxes and duties	Ps.	204,894,441
Activities related with operating entries:
Reserve for retirement payments, pensions and seniority premiums		32,145,018
Deferred income taxes		91,904
Allowance for uncollectible trade accounts		36,539
Allowance for slow-moving and obsolete inventory		(54,265)
Activities related with investing entries:
Depreciation and amortization		20,958,810
Minority interest		259,481
Sale or disposal of fixed assets		29,444
Activities related with financing entries:
Foreign exchange loss (gain)		(1,664,597)
Accrued interest		1,594,156
		258,290,931

Accounts and notes receivable		(8,592,869)
Inventories		(5,872,724)
Other assets		(255,905)
Suppliers		(8,653,958)
Accounts payable and accrued expenses		(13,326,943)
Taxes payable		(265,110,373)
Reserve for sundry creditors and others		22,158,858
Reserve for retirement payments, pensions and indemnities and others		(10,956,403)
Deferred income taxes		(23,879)
Cash flow net of operating activities		(32,343,265)

Investing activities:
Investments in subsidiaries		1,858,000
Acquisition of fixed assets		(29,116,890)
Net cash flows from operating activities		(27,258,890)
Excess cash flows for financing activities		(59,602,155)

Financing activities
Proceeds from new long--term financing		44,070,330
Financing payments		(40,686,428)

Others		592,069
Increase in equity of Subsidiary Entities		2,806,660
Cash flows net of operating activities		6,782,631
Net decrease in cash and cash equivalents		(52,819,524)
Cash and cash equivalents at the beginning of the year		170,997,240
Cash and cash equivalents at the end of the three months- period ended March 31, 2008	Ps.	118,177,716

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007

(in thousands of Mexican pesos at purchasing power as of December 31, 2007)

		2007
		(unaudited)
Operating activities
Net income (loss)	Ps.	(10,428,552)
Charges to operations not requiring the use of funds:
Depreciation and amortization		15,613,549
Other non-cash flow items		20,448,690
Total charges to operations not requiring the use of funds		25,633,687
Funds from net income (loss)
Changes in working capital:
Accounts, notes receivable and other		4,606,788
Inventories		9,197,258
Suppliers		(11,709,054)
Other accounts and taxes payable		(17,684,809)
Total changes from working capital		(15,589,817)
Funds (used) in provided by operating activities		10,043,870

Financing activities:
Bank loans		-
Securities		6,059,267
Amortization of bank loans		-
Amortization of securities		(4,380,233)
Other items		2,767,629
Other equity transactions		-
Funds provided by financing activities		4,446,663

Investing activities:
Acquisition of property, plants and equipment		(27,765,400)
Sale of other permanent investments		1,854,606
Funds used in investing activities		(25,910,794)

Net decrease in cash and cash equivalents		(11,420,261)
Cash and cash equivalents at the beginning of the year		195,776,439
Cash and cash equivalents at the end of the three month- periods ended	Ps.	184,356,178

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

1.	Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the three-month period ended March 31, 2008, are unaudited, while the balance sheet as of December 31, 2007 is audited. In the opinion of Management, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessary indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS), have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.

2.	Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in conformity with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (“CINIF”). The recognition of inflation followed the Financial Reporting Standard (“NIF”) 06-BIS “A” Section C, as issued by the Ministry of Finance and Public Credit (“SHCP”) and by the General Comptroller’s Office (“SFP”), which required PEMEX to adopt the Bulletin B-10, “Recognition of the inflation effects on the financial information” (“Bulletin B-10”), which was superseded in January 1, 2008 by the new FRS B-10 “Effects of inflation”. FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards) 2. The principal accounting principals set forth by the FRS are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) the accounts of Gain or Loss from Holding Non-monetary Assets (RETANM-Spanish abbreviation), Monetary Position Gains or Losses (REPOMO-Spanish abbreviation), and Deficit/Excess in Equity Restatement, will be reclassified to retained earnings, when the unrealized portion is not identified.

3.	Foreign currency position

As of March 31, 2008 and December 31, 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

	Assets	Liabilities	Short position	Exchange rate	Amounts in pesos
As of March 31, 2008:
U.S. dollars	15,813,768	(38,195,869)	(22,382,101)	10.6482	(238,329,088)
Japanese Yen	-	(159,553,901)	(159,553,901)	0.10659	(17,006,850)
Pounds Sterling	590	(409,242)	(408,652)	21.13774	(8,637,980)
Euros	1,280,058	(4,492,430)	(3,212,372)	16.82416	(54,045,461)
Swiss Francs	0	(93)	(93)	8.3526	(777)
Net-short position before Foreign- currency hedging					(318,020,156)

As of December 31, 2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(142,714,682)
Japanese Yen	-	(142,217,370)	(142,217,370)	0.09730	(13,837,750)
Pounds Sterling	230	(402,411)	(402,181)	21.60740	(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.87660	(94,034,355)
Swiss Francs	-	(260)	(260)	9.59570	(2,495)
Currency Danish crows		(250)	(250)	2.00750	(502)
Net-short position before Foreign-currency hedging					(259,279,870)

4. Cash and Cash Equivalents

As of March 31, 2008 and December 31, 2007 cash and cash equivalents are as follows:

	As of March 31, 2008	As of December 31, 2007
Cash in banks	Ps. 37,503,529	Ps. 64,578,352
Other highly liquid instruments	80,674,187	106,418,888
	Ps. 118,177,716	Ps. 170,997,240

5. Accounts receivable, net

As of March 31, 2008 and December 31, 2007 the accounts receivable are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

	As of March 31, 2008	As of December 31, 2007
Trade-domestic	Ps. 57,984,457	Ps. 40,506,098
Trade-foreign	40,761,572	25,430,178
Rate negative IEPS	-	32,943,613
Advance payments to Federal Government of minimum guaranteed dividends	4,270,225	4,270,225
Employees and officers	3,804,559	3,648,372
Specific funds	12,274,241	11,858,575
Hydrocarbon excess extraction duties payment	319,791	-
Other accounts receivable	55,089,368	47,254,284
Less:
Allowance for doubtful accounts	(1,527,471)	(1,490,934)
Total	Ps. 172,976,742	Ps. 164,420,411

6. Inventories

As of March 31, 2008 and December 31, 2007 inventories are as follows:

	As of March 31, 2008	As of December 31, 2007
Crude oil, refined products, derivatives and petrochemical products	Ps. 89,415,089	Ps. 87,971,050
Materials and supplies in stock	5,530,933	6,370,017
Materials and products in transit	5,416,145	148,376
Less:
Allowance for slow moving and obsolete inventory	(1,292,041)	(1,346,307)
Total	Ps. 99,070,126	Ps. 93,143,136

7. Property, plant and equipment

As of March 31, 2008 and December 31, 2007 the balances of property, plant and equipment, net accumulated depreciation and amortization, are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

	As of March 31, 2008	As of December 31, 2007
Buildings	Ps. 47,922,174	Ps. 47,681,968
Wells	484,477,630	466,157,259
Plants	404,185,536	379,268,733
Drilling equipment	22,353,525	22,226,019
Furniture and equipment	36,437,611	36,440,294
Transportation equipment	13,642,693	14,146,501
Offshore platforms	162,927,768	160,543,843
Pipelines	300,878,923	296,304,941
	1,472,825,860	1,422,769,558
Accumulated depreciation	(787,103,826)	(760,177,709)
	685,722,034	662,591,849
Land	39,862,288	39,842,669
Fixed assets to be disposed of	725,675	690,454
Construction in progress	89,070,530	90,720,481
Total	Ps. 815,380,527	Ps. 793,845,453

The depreciation of fixed assets and amortization of wells at March 31, 2008 and December 31, 2007, recognized in cost and operating expenses, was Ps. 20,917,100 and Ps. 72,591,718, respectively.

8. Long-term debt

In the period from January 1 to March 31, 2008 and during 2007, the significant financing activities of Petróleos Mexicanos were as follows:

The Master Trust obtained US$ 268,399 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.

On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 2,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 117 basis points, with maturity date in 2015 and were bought in their entirety by Petróleos Mexicanos.

On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, bonds in the Mexican market in an amount of Ps.10,000,000 at the 91 days Cetes rate plus 34 basis points, with due date in 2013. These bonds are guaranteed by Petróleos Mexicanos.

On February 15, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 1,500,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 121 basis points, with due date in 2017 and were bought in their entirety by Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

On March 28, 2008, Petróleos Mexicanos contracted a Ps.10,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 12 basis points, with due date on December 31, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps.4,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus zero basis points, with due date on June 20, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps.3,500,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 0.075%, with due date on December 31, 2008.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a.	The Master Trust obtained credit lines from export credit agencies totaling US$ 1,002,629.
b.

During the second quarter of 2007, the Master Trust repurchased US$ 1,139,696 of its debt securities with maturities between 2008 and 2027 in the open market. These securities were cancelled after their repurchase.

c.

On October 18, 2007, the Master Trust borrowed US$ 2,500,000, (the total available amount) from its syndicated revolving credit facility dated September 14, 2007. This credit line may be used either by Petróleos Mexicanos or the Master Trust. The credit line consists of two tranches, A and B, with terms of three and five years, respectively, and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; with maturities dates in 2010 and 2012, respectively. Each of the tranches may be extended twice, for a period of one year with the consent of the lender. This facility credit replaces the two previously syndicated revolving credit lines, each in the amount of US$ 1,250,000.

d.

On October 22, 2007, the Master Trust issued debt in the amount of US$ 2,000,000, of which US$ 1,500,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$ 500,000 consisted of bonds due in 2035 with a coupon rate of 6.625%,. The bond issuance was a second reopening of the Master Trust June 8, 2005 bond issuance.

e.

During the fourth quarter of 2007, the Master Trust repurchased US$ 5,763,333 of notes in the open market, which represent part of its own outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

-	The sale of substantial assets essential for the continued operations of the business;
-	Liens against assets; and
-	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

 9. Comprehensive loss
The comprehensive loss as of and for the three month periods ended March 31, 2008 and as of and for the year ended December 31, 2007 is set forth below:

	2008	2007
Net income (loss) for the period	Ps. 3,252,749	Ps. (18,307,569)
Effect of restatement as of the end of the period – net	(178,531,795)	18,638,402
Derivative financial instruments	4,346,632	656,699
Labor reserve effect	51,759,539	(3,432,792)
Comprehensive loss as of the end of the period and year	Ps. (119,172,875)	Ps. (2,445,260)

10. Commitments:

a.

During 2007, PEMEX purchased a new tanker, the Floating Process Storage and Offloading (FPSO) vessel. The basic function of this new vessel is providing for receipt and processing of crude oil from marine wells. The tanker separates oil and gas, in order to meet international API guidelines for exploration. Upon completion of this process, the tanker stores the product and distributes it to foreign clients’ ships. The tanker has a storage capacity of 2 million barrels and a distribution capacity of 1.2 million barrels per day.

The investment in this vessel was US$ 723,575, from which US$ 6,317 was paid in the first quarter of 2008 and US$ 352,996 was paid in 2007 and the remainder will be paid within the next 15 years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

According to the contract, the future payments are estimated as follows:

	As of March 31, 2008	As of December 31, 2007
2008’s remaining quarters	US$ 18,950	US$ 25,267
2009	25,267	25,267
2010	25,267	25,267
2011	25,267	25,267
2012	25,267	25,267
2013 and thereafter	244,244	244,244
Total	US$ 364,262	US$ 370,579

b.

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At March 31, 2008 and December 31, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.17,314,698 and Ps.18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimated future payments are as follows:

	As of March 31, 2008	As of December 31, 2007
2008’s remaining quarters	Ps. 1,293,639	Ps. 1,969,805
2009	1,662,412	1,695,836
2010	1,677,692	1,717,418
2011	1,687,932	1,721,866
2012	1,714,178	1,742,658
Over 5 years	9,278,845	9,466,799
Total	Ps. 17,314,698	Ps. 18,314,382

c.

During 2003 and thereafter, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the work in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance.

The estimated value of the FPWCs, as of March 31, 2008 and as of December 31, 2007 is as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

Contracting Date	Block	March 31, 2008	December 31, 2007

February 9, 2004	Olmos	US$ 343,574	US$ 343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
December 8, 2003	Fronterizo	264,977	264,977
December 9, 2004	Pandura-Anáhuac	900,392	900,392
March 23, 2005	Pirineo	645,295	645,295
April 3, 2007	Nejo	911,509	911,509
April 20, 2007	Monclova	433,501	433,501

Total		US$ 7,232,096	US$ 7,232,096

d.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

11. Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.

(a)

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

As of March 31, 2008 and as of December 31, 2007, the reserve for environmental remediation expenses totaled Ps. 2,093,440. This reserve is included in long-term liabilities in the condensed consolidated balance sheet.
(b)

As of March 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial and arbitration and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 37,512,783. At March 31, 2008, PEMEX had accrued a reserve of Ps. 10,479,170, for these contingent liabilities. Among these lawsuits, are the following:

I.

Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. (“CONPROCA”) before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$ 633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$ 907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

II.

In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$ 219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as amparo, which is still pending.

III.

In December 2003, Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The trial is in the evidentiary stages; expert evidence is still pending.

IV.

In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

On January 26, 2007, COMMISA filed a detailed claim seeking US$ 292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a detailed counterclaim seeking US$ 125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$ 319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.
The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.
V.

An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. (“COMBISA”) against Pemex-Exploration and Production (IPC-22) seeking US$ 235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007, a final award was granted, pursuant to which COMBISA was ordered to pay US$ 4,600 and Pemex-Exploration and Production was ordered to pay US$ 61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, on November 16, 2007. The ICA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay US$ 61,600 as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay US$ 84,579 (plus the value added tax) and COMBISA agreed to pay US$ 4,594 plus the value added tax). This claim, which was initially for a total amount of US$ 235,770, concluded with a payment of US$ 91,983 to COMBISA.

VI.

COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$ 142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels the Bar Protector and Castoro 10, both of which are in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US$ 75,075, plus the value added tax and US$ 200 related to arbitration expenses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, Pemex-Exploration and Production has not yet filed its answer to this request.
VII.

A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their allegations. A final judgement is still pending.

VIII.

A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgement is still pending.

IX.

A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. On March 5, 2008, a request for constitutional relief known as an amparo was filed by Pemex-Refining against the precautionary measure, which was accepted by the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court).
X.

A request for Constitutional relief known as an amparo was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its constitutional rights due to the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

The plaintiffs argue they have a right to exploit natural gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. Also a third arbitrator expert´s opinion on Geology and a constitutional hearing are still pending.
XI.

An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the parties involved, during which a reconciliation of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.
XII.

In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC), as of the date of these financial statemets only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgment in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC celebrated between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. (“PTD”) for the Cuervito natural gas production block before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as Congressmen. As of the date of these financial statements, the trial is in the evidentiary stage.
XIII.

In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz. It included, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

in the evidentiary stage. Judicial inspection, confession and testimonial evidences have been filed. As of the date of these financial statements, the experts’ opinions are still pending.
XIV.

Administrative proceedings before the Federal Commission of Competition (the “Commission”). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in monopolistic practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an amparo against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. (“Bardahl”), a competitor in the lubricants business, in several amparos to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued.
XV.	Claims filed by Impulsora Jalisciense, S. A. de C. V. y Mexicana de Lubricantes, S. A. de C. V.
An amparo (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the State of Jalisco in December 2005, in connection with a proposed model franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl, which requested protection against the execution of any resolutions ordering to stop the sale of lubricants manufactured by Bardahl within all service stations.
These amparos are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.
XVI.

A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining on March 28, 2008, seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexlub filed a motion arguing that the authorized representative of Pemex-Refining

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

did not have the authority to represent Pemex-Refining. As of the date of these financial statements, a resolution is still pending..

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

12.	Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The main business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of March 31, 2008 and for the quarter then ended
Trade Income:
External Customers	Ps.-	Ps. 115,609,751	Ps. 41,094,530	Ps. 6,778,687	Ps. 157,695,121	Ps. -	Ps. 321,178,089
Intersegments	279,338,613	12,952,967	24,229,460	12,084,647	80,386,629	(408,992,316)	-
Income services	-	-	-	-	454,380	(169,178)	285,202
Gain (loss) gross	237,146,746	(42,928,444)	2,772,501	(1,327,507)	11,509,160	(9,291,147)	197,881,309
Operating Gain (loss)	227,175,985	(53,775,565)	190,014	(5,006,985)	1,262,448	329,521	170,175,418
Net gain (loss)	22,615,144	(21,274,231)	993,642	(4,655,372)	4,623,493	950,073	3,252,749
Comprehensive financing result	(5,966,680)	(1,047,115)	854,764	153,147	5,048,489	62,791	(894,604)
Depreciation and amortization	17,168,300	2,402,500	903,800	287,600	154,900	-	20,917,100
Cost of labor reserve	10,575,498	11,132,973	2,373,174	3,179,994	4,883,379	-	32,145,018
Taxes and duties	199,177,191	1,063,428	484,035	66,725	850,313	-	201,641,692
Total Assets	Ps. 1,218,947,548	Ps 390,984,004	Ps. 131,309,231	Ps.74,252,951	.Ps. 2,436,590,320	Ps.(3,004,903,577)	Ps. 1,247,180,477
Current assets	608,452,652	227,395,225	88,001,792	58,582,644	503,876,475	(1,096,084,204)	390,224,584
Investing in shares and Values	342,538	157,094	1,092,639	-	693,092,373	(663,738,771)	30,945,873
Fixed assets	587,146,357	162,884,861	41,886,644	15,373,790	8,088,875	-	815,380,527
Acquisitions of fixed assets	37,129,700	2,420,200	635,300	183,300	1,300		40,369,800
Short-term liabilities	165,830,391	163,231,235	31,808,592	11,057,639	956,364,681	(1,093,094,734)	235,197,804
Labor reserve	150,347,622	143,406,343	35,035,639	40,349,173	56,482,736	-	425,621,513
Total Liability	944,322,800	354,181,083	78,127,110	52,799,890	2,303,301,889	(2,598,217,802)	1,134,514,970
Equity	274,624,747	36,802,921	53,182,124	21,453,061	133,288,432	(406,685,775)	112,665,510

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 AND DECEMBER 31, 2007

(Figures stated in thousands of Mexican pesos and in the case of March 31, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of March 31, 2007 and for the quarter then ended
Trade Income:
External Customers	Ps. -	Ps. 96,416,832	Ps. 34,301,410	Ps. 5,197,375	Ps.106,616,558	Ps. -	Ps.242,532,175
Intersegments	186,758,327	9,109,291	20,208,226	8,254,369	40,547,363	(264,877,576)	-
Income services	-	-	-	-	427,778	(157,138)	270,640
Gain (loss) gross	148,700,253	(3,809,508)	5,492,320	(1,450,136)	10,981,985	(7,662,224)	152,252,690
Operating Gain (loss)	141,232,580	(11,525,191)	3,532,582	(2,936,824)	3,609,813	(333,619)	133,579,341
Net gain (loss)	(3,009,533)	(9,324,281)	2,678,586	(3,021,719)	(17,668,040)	19,916,435	(10,428,552)
Comprehensive financing result	(9,041,140)	(4,399,100)	218,758	(198,218)	2,907,723	-	(10,511,977)
Depreciation and amortization	12,218,000	2,079,100	921,000	230,500	164,900	-	15,613,500
Cost of labor reserve	7,123,031	6,888,298	1,574,785	2,007,823	3,068,099	-	20,662,036
Taxes and duties	135,571,457	560,484	1,333,854	61,343	231,894	-	137,759,032

As at December 31, 2007

Total Assets	1,237,968,403	417,393,498	133,970,702	79,872,062	2,331,376,672	(2,870,300,731)	1,330,280,606
Acquisitions of fixed assets	99,252,970	22,912,301	5,871,320	998,725	324,582		129,359,898
Current assets	630,760,334	229,536,695	85,311,492	58,650,943	495,164,854	(1,070,863,530)	428,560,788
Investing in shares and Values	342,538	157,094	1,095,666	-	612,696,004	(581,227,948)	33,063,354
Fixed assets	565,433,958	162,585,821	42,005,574	15,569,956	8,250,144	-	793,845,453
Short-term liabilities	191,867,210	148,709,748	33,463,623	8,896,698	929,478,616	(1,022,952,043)	289,463,852
Labor reserve	180,931,471	178,386,606	40,791,915	49,058,100	79,033,180		528,201,272
Total Liabilities	998,713,758	377,308,387	85,452,634	59,275,500	2,262,119,197	(2,502,496,731)	1,280,372,745
Equity	239,254,644	40,085,112	48,518,068	20,596,562	69,257,475	(367,804,000)	49,907,861

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: July 16, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.